UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

FORM NT-10Q

 NOTIFICATION OF LATE FILING

SEC Rule 12b-25 (17 CFR 240.12b-25)

DATE OF REPORT:  August 14, 2012

ACCREDITED BUSINESS CONSOLIDATORS CORP.
(Exact name of registrant as specified in its charter)

PA                                            0-27182               25-1624305
                                                     (State or other jurisdiction                      (Commission File      IRS Employer
of incorporation)                             Number)      Identification Number)

196 WEST ASHLAND STREET, DOYLESTOWN, PA 18901
(Address of principal executive offices)

267-864-7737
(Registrant's telephone number, including area code)

NOT APPLICABLE
(Former Name or Former Address, if changed since last report)

(Check one):    | |Form 10-K |_| Form 20-F |_| Form 11-K |X|Form 10-Q
                |_|Form 10-I |_| Form NSAR |_| Form N-CSR

                For Periods Ended: June 30, 2012

                                 ------------
                |_| Transition Report on Form 10-K
                |_| Transition Report on Form 20-F
                |_| Transition Report on Form 11-K
                |_| Transition Report on Form 10-Q
                |_| Transition Report on Form N-SAR
                For the Transition Period Ended:
                                                 -------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

ACCREDITED BUSINESS CONSOLIDATORS CORP.

Full Name of Registrant

THE ITALIAN OVEN INC.

Former Name if Applicable

196 WEST ASHLAND

Address of Principal Executive Office (Street and Number)

DOYLESTOWN PA  18901

City, State and Zip Code

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB SEC 1344 (05-06) control number.

PART II-- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X| (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
|   | (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form D N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
|_| (c) The accountant's statement or other exhibit required by Rule l2b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, l0-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Accredited Business Consolidators Corp. will be late filings its quarterly report for the period ending June 30, 2012, because its service provider, MacReportMedia, failed to process its report in a timely manner. The Company believes its report will be filed early next week.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Andy William  (267) 864-7737

(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [X] No |]

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes |_| No |X|

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ACCREDITED BUSINESS CONSOLIDATORS CORP.

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  August 14, 2012           By:    /s/ Andy William
                                                   -----------------------------
                                                   Andy William
                                                   Chief Operating Officer